Exhibit 99.1

Press Release	Media Contact Matthias Link T +49 6172 609-2872 matthias.link@fmc-ag.com Contact for analysts and investors Dr. Dominik Heger T +49 6172 609-2601 dominik.heger@fmc-ag.com www.freseniusmedicalcare.com

July 2, 2021

Fresenius Medical Care signs 2 billion euros sustainability-linked syndicated revolving credit facility

Fresenius Medical Care, the world’s leading provider of products and services for individuals with renal diseases, has successfully signed a new syndicated revolving credit facility with a group of 34 core relationship banks. It has a volume of EUR 2 billion with a term of five years plus two one-year extension options (“5+1+1” years) and can be drawn in different currencies.

The new credit facility replaces the existing USD 900 million and EUR 600 million revolving credit facilities, initially signed in 2012 and amended from time to time, and will serve as a backup line for general corporate purposes. The increased volume will further strengthen Fresenius Medical Care’s liquidity profile and enhance the company’s financial flexibility.

Supporting the company’s commitment to create value in ecological, social and economic terms, a sustainability component has been embedded in the credit facility. Based on this structure, the credit facility’s margin will rise or fall depending on the company's sustainability performance. This is Fresenius Medical Care’s first sustainability-linked financing instrument.

Helen Giza, Chief Financial Officer of Fresenius Medical Care, said: “With the refinancing of the credit agreement we have further optimized our financing structure. The new facility improves Fresenius Medical Care’s liquidity profile and gives us greater financial flexibility for our long-term growth strategy. It also extends our focus on sustainability to our financing instruments. By linking the new credit agreement to our sustainability efforts, we are underlining our integrated approach to sustainability throughout all aspects of the business.”

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Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 3.7 million patients worldwide regularly undergo dialysis treatment. Through its network of 4,110 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 344,476 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with its core business, the Renal Care Continuum, the company focuses on expanding in complementary areas and in the field of critical care. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to the COVID-19 pandemic results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

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